MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

RECEIVED
2007 OCT 22 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07027472

SUPPL

August 27, 2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Dear Sirs:

Re: Manicouagan Minerals Inc. (the "Company")
Amendment to Application for Rule 12g3-2(b) Exemption
File No. 82-35067

Pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby amends the above-referenced Application for exemption from registration under the Exchange Act, as submitted to the Commission on or about February 26, 2007 by adding the following information to the Application:

"As of September 1, 2007, the Company will publish the information required under Rule 12g3-2(b)(1)(iii) at the following address(es): www.manicouaganminerals.com, Company's internet website and/or www.sedar.com under the Company's name".

Please contact the undersigned if you have any questions. Thank you.

PROCESSED
OCT 3 0 2007
THOMSON
FINANCIAL

Sincerely,

Manicouagan Minerals Inc.

Per:

Joseph Baylis
President and Chief
Executive Officer

END